EXHIBIT 5

June 11, 2002

Mr. Randy Miller, CEO
Iconet, Inc.
8 Gaucho Drive
Rolling Hills Estates, CA 90274

RE:  Iconet, Inc. (the  "Company")

Dear  Mr. Miller:

You have requested my opinion regarding issuance of certain shares pursuant to the Company's "Consultant Compensation Plan" (the "Plan"), subject of a Form S-8 registration statement to be filed with the Securities and Exchange Commission.

I have reviewed the relevant documents in connection with the Plan, including the Plan itself, and such other corporate documents as I deem necessary and appropriate in connection with the Plan. I have also discussed the Plan with management of the Company, and received such assurances from them as I deem necessary under the circumstances.

Based thereon, it is my opinion that the Company may issue a total of 1,500,000 unrestricted shares of its Common Stock pursuant to the terms of the Plan. When issued, the shares shall be validly issued, fully paid and non-assessable.

The information set forth herein is effective as of the date of this letter. I hereby consent to use of this opinion in the S-8 filing with the SEC.

If you have any questions regarding this matter, please do not hesitate to contact me.

Very  truly  yours,

/s/MICHAEL J. MORRISON
----------------------------

Michael  J.  Morrison,  Esq.


MJM:cmm